June 12, 2019

United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4631
Washington, DC 20549-4631

Re:	Your Letter Dated May 1, 2019 Regarding
Jacobs Engineering Group Inc. (File No. 1-7463)
Form 10-K for the Fiscal Year Ended September 28, 2018
Filed November 21, 2018
Dear Mr. Greene:
Thank you for your letter of May 1 with respect to the Form 10-K for the fiscal year ended September 28, 2018 (the “Form 10-K”) filed by Jacobs Engineering Group Inc. (the “Company”, “we” or “our”) on November 21, 2018. We appreciate the opportunity to address the Staff’s comments, and respectfully provide the following responses. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in your letter. The Staff’s comments are presented first in italicized text with our responses immediately following.

2. Significant Accounting Policies
Contractual Guarantees, Litigation, Investigations and Insurance, page F-13

1.
With reference to ASC 460-10-30 and, if material, please disclose your accounting for guarantees. Expand your disclosure herein or Note 15 to provide all the disclosures required by ASC 460-10-50-2 through 4, including the maximum potential amount of future payments as required by ASC 460-10-50-4b.

RESPONSE:
With respect to the accounting for guarantees in accordance with ASC 460-10-30, the Company currently discloses the following within Note 2 on page F-13:
“Contractual Guarantees, Litigation, Investigations and Insurance - In the normal course of business we are subject to certain contractual guarantees and litigation. We record in the Consolidated Balance Sheets amounts representing our estimated liability relating to such guarantees, litigation and insurance claims.”
In connection with the above, in future filings, we will expand our disclosure to add the following:
On page F-13:
“Guarantees are accounted for in accordance with ASC 460-10, Guarantees, at fair value at the inception of the guarantee.”
In Note 15:

Jacobs Engineering Group Inc. 1999 Bryan Street, Suite 1200 Dallas, TX 75201 (214) 583-8500	Jacobs Engineering Group Inc.

United States Securities and Exchange Commission
June 12, 2019

“The Company assessed its performance guarantee obligations as of the end of the period in accordance with ASC 460, Guarantees, and the carrying values of the liabilities were not material.”
With respect to our disclosures regarding guarantees in accordance with ASC 460-10-50-2 through 4, as updated within Note 18 on page 32 of our 2019 second fiscal quarter Form 10-Q, we disclose the following (certain unrelated text has been omitted for ease of reference):
“In the normal course of business, we make contractual commitments some of which are supported by separate guarantees; and on occasion we are a party in a litigation or arbitration proceeding. […] Where we provide a separate guarantee, it is strictly in support of the underlying contractual commitment. Guarantees take various forms including surety bonds required by law, or standby letters of credit ("LOC") (also referred to as “bank guarantees”) or corporate guarantees given to induce a party to enter into a contract with a subsidiary. Standby LOCs are also used as security for advance payments or in various other transactions. The guarantees have various expiration dates ranging from an arbitrary date to completion of our work (e.g., engineering only) to completion of the overall project.
[…]
Our Consolidated Balance Sheets include amounts representing our probable estimated liability relating to such claims, guarantees, litigation, audits and investigations.
The Company believes, after consultation with counsel, that such guarantees, litigation, U.S. government contract-related audits, investigations and claims and income tax audits and investigations should not have a material adverse effect on our consolidated financial statements, beyond amounts currently accrued.”
Within Note 14 on page F-41, we disclose the following:
“At September 28, 2018, the Company had issued and outstanding approximately $446.6 million in LOCs and $870.3 million in surety bonds. Of the outstanding LOC amount, $2.5 million has been issued under the Revolving Credit Facility and $444.1 million are issued under separate, committed and uncommitted letter-of-credit facilities.”
Within Note 6 on page F-9, we disclose the following under “Joint Ventures and VIEs”:
“Our risk of loss on these arrangements is usually shared with our partners. The liability of each partner is usually joint and several, which means that each partner may become liable for the entire risk of loss on the project. Furthermore, on some of our projects, the Company has granted guarantees which may encumber both our contracting subsidiary company and the Company for the entire risk of loss on the project. See Note 15- Contractual Guarantees, Litigation, Investigations and Insurance for further discussion.”
The Company’s material guarantee arrangements that fall within the ASC 460-10-50 disclosure requirements include surety bonds, standby letters of credit, and guarantees of the performance of our joint venture partners relating to the completion of projects. The maximum potential amount of future payments for surety bonds and standby letters of credit are discussed within the disclosures on page F-41. With respect to guarantees of the performance of our joint venture partners relating to the completion of projects, our disclosures on F-9 referred to above describe our joint and several liability and potential risk of loss for the projects. Additionally, Note 7- Joint Ventures and VIEs, provides additional disclosures about our unconsolidated joint ventures, such as disclosure of summarized financial information related to joint ventures accounted for under the equity method.
In connection with the above, we will also expand our disclosures in future filings to add the following to Note 7:

Jacobs Engineering Group Inc.

United States Securities and Exchange Commission
June 12, 2019

“The maximum potential amount of future payments that the Company could be required to make under outstanding performance guarantees related to joint venture projects generally represents the remaining cost of work to be performed by or on behalf of third parties under the related contracts.”
5. Business Combinations, page F-20

2.
We note that the CH2M purchase price allocation includes approximately $385.3 million related to provisional estimates related to various legal and other pre-acquisition contingent liabilities accounted for under ASC 450. It appears that $364.4 million of this amount appears to relates to measurement period adjustments made in the fourth quarter of fiscal 2018. Please tell and expand your disclosures to discuss the facts and circumstances that lead to this adjustment. In this regard, we note that the disclosures surrounding CH2M's contingencies that were provided in the period of acquisition are essentially the same as your current disclosures in Note 15, including your conclusion that these contingencies are not expected to be material. Finally, to the extent known, please explain why CH2M did not appear to have an accrual recorded related to these contingencies as of the acquisition date.

RESPONSE:
Our preliminary purchase price allocation for the CH2M acquisition and related disclosures were updated during each quarterly period in fiscal 2018 in our Form 10-Q filings. With respect to the reference to $364.4 million above, our disclosure of this amount in Note 5 actually relates to cumulative changes in estimates since first quarter fiscal 2018 throughout each of our second quarter, third quarter and fourth quarter periods of fiscal 2018 in connection with measurement period adjustments to accrued liabilities and other deferred liabilities. This change in estimate related primarily to the CH2M contingency associated with the JKC dispute disclosed in Note 15 and was recognized based on additional information obtained during fourth quarter 2018 associated with circumstances that existed as of the acquisition date. Throughout the ASC 805 measurement period related to purchase accounting for the CH2M acquisition, management updated provisional estimates reflected in the purchase price allocation as additional information became available associated with circumstances that existed as of the acquisition date which impacted our estimates, including estimates for pre-acquisition liabilities assumed related to various legal and other pre-acquisition contingent liabilities. Examples of additional information that became available during the measurement period, including the fourth quarter of fiscal 2018, include: results of preliminary mediation discussions, recommendations from external advisors and claims for damages filed against Jacobs related to pre-acquisition contingencies. We will revise our future filings to disclose these types of developments in our business combination disclosures.
Regarding disclosures in Note 15 related to CH2M contingencies, we have revised our disclosures in our most recent Form 10-Q filing dated May 7, 2019 (Note 18) and will continue to include the updated disclosures in future filings as appropriate. Specifically, our revised disclosures have been updated to clarify that contingencies are not expected to be material beyond amounts currently accrued in our financial statements.
With respect to the Company’s consolidated financial statements:
“The Company believes, after consultation with counsel, that such guarantees, litigation, U.S. government contract-related audits, investigations and claims and income tax audits and investigations should not have a material adverse effect on our consolidated financial statements, beyond amounts currently accrued.”
With respect to the specific CH2M contingency related to the JKC matter:

“In 2012, CH2M HILL Australia Pty Limited, a subsidiary of CH2M, entered into a 50/50 integrated joint venture with Australian construction contractor UGL Infrastructure Pty Limited. The joint venture entered into a Consortium Agreement with General Electric and GE Electrical International Inc. The Consortium was awarded a subcontract by JKC Australia LNG Pty Limited for the engineering, procurement, construction and commissioning of a 360 MW Combined Cycle Power Plant for INPEX Operations Australia Pty Limited at Blaydin Point, Darwin, NT, Australia. In January 2017, the Consortium terminated the Subcontract because of JKC’s repudiatory breach and demobilized from the work site. JKC claimed the

Jacobs Engineering Group Inc.

United States Securities and Exchange Commission
June 12, 2019

Consortium abandoned the work and itself purported to terminate the Subcontract. The Consortium and JKC are now in dispute over the termination. In August 2017, the Consortium filed an International Chamber of Commerce arbitration against JKC for compensatory damages in the amount of $ 665.5 million for repudiatory breach or, in the alternative, seeking damages for unresolved contract claims and change orders. JKC has provided a preliminary estimate of the monetary value of its claims in excess of $ 1.7 billion and has drawn on bonds. This draw on bonds does not impact the Company's ultimate liability. A decision in this matter is not expected before 2020. If the Consortium is found liable for the full amount, this matter could have a material adverse effect on the Company’s business, financial condition, results of operations and /or cash flows, particularly in the short term. However, the Consortium has denied liability and is vigorously defending these claims and pursuing its affirmative claims against JKC, and based on the information currently available, the Company does not expect the resolution of this matter to have a material adverse effect on the Company’s results of operations in excess of the current reserve for this matter. See Note 5- Business Combinations for further information relating to CH2M contingencies.”
Finally, we note that CH2M had provided disclosures for this matter in its historical SEC filings prior to the acquisition. As noted above, since the acquisition date, additional information became available associated with circumstances that existed as of the acquisition date which resulted in a change in estimate on the accrual related to the JKC matter. The updated estimate of the contingency of $364.4 million is included within the amount disclosed of $385.3 million in Note 5 in our fiscal 2018 Form 10-K for provisional estimates related to various legal and other pre-acquisition contingent liabilities accounted for under ASC 450 in connection with CH2M purchase accounting.
13. Income Taxes, page F-37

3.
We note that your valuation allowance increased $206.8 million from September 29, 2017 to September 28, 2018, of which $104.2 million related to certain foreign tax credits and resulted in an increase to your provision for income taxes. Please explain the remaining $102.6 million increase to your valuation allowance and how that increase was reflected in your financial statements. In addition, please explain why your acquisition of CH2M impacted your unrecognized tax benefits rather than your deferred tax assets and liabilities. Furthermore, please reconcile your $179.1 million unrecognized tax benefits as of September 28, 2108 as presented in your tabular presentation to your textual disclosure which indicates that your gross unrecognized tax benefits was $76.7 million. To the extent that this $102.4 million difference relates to the change in your valuation allowance, please explain your accounting. Please provide the authoritative literature you relied on.

RESPONSE:

Regarding the first item, the remaining $102.6 million increase to our valuation allowance in fiscal year 2018 was a result of the following items:

•	Additional valuation allowances of $176.9 million as part of the acquisition of CH2M Hill that had no effective tax rate impact due to purchase accounting;

•	A decrease of valuation allowance of $28.5 million on historical net operating losses of a French company divested in September 2018 that had no impact on the effective tax rate;

•
A write-off of $34.9 million of foreign tax credits and related valuation allowances to account for the impacts of tax reform that had no overall impact to the effective tax rate and not disclosed individually on the effective rate reconciliation;

•	A decrease to the valuation allowance of $5.8 million with a corresponding increase to Other Comprehensive Income for the current year impact of changes to pension liabilities; and

•	A decrease of $5.1 million to account for the benefit from foreign valuation allowance releases as disclosed in the rate reconciliation on page F-39.

Additionally, the acquisition of CH2M Hill impacted both our deferred tax assets and liabilities and our unrecognized tax benefits. Jacobs recognized deferred tax assets and deferred tax liabilities arising from the assets acquired and the liabilities assumed in the CH2M Hill business combination and accounted for the tax effects of temporary differences,

Jacobs Engineering Group Inc.

United States Securities and Exchange Commission
June 12, 2019

carryforwards, and any income tax uncertainties of the CH2M Hill that existed as of the acquisition date per ASC 805-740-25-2.

In future filings, we will expand our disclosures to quantify the components of material changes in the valuation allowance.

Regarding the second item, the $179.1 million presented in our tabular presentation as of September 28, 2018 represents our total gross unrecognized tax benefits, regardless of whether amounts would affect the Company’s effective income tax rate, if recognized. The $76.7 million in our textual disclosure represents the ASC 740-10 liability recorded in the financial statements for our unrecognized tax benefits as of September 28, 2018 which, if recognized, would affect the Company’s effective income tax rate. The difference of $102.4 million is a result of netting of the unrecognized tax benefit with net operating losses available as of the reporting date in accordance with ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. The unrecognized tax benefits are presented in the financial statements as a reduction to the deferred tax asset related to the net operating loss carryforwards due to the fact the applicable jurisdictions would require the use of the net operating losses available to settle any additional income taxes that would result from the disallowance of the tax position.

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We hope this response has addressed all of Staff’s comments. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.
Very truly yours,
JACOBS ENGINEERING GROUP INC.

By:	/s/ Kevin C. Berryman
Kevin C. Berryman
Chief Financial Officer

Jacobs Engineering Group Inc.